:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
                                                   :OMB Number:      3235-0145:
                  UNITED STATES                    :Expires: November 30, 1999
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per form ..... 14.90:
                                                   :--------------------------:

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT of 2034
                         (AMENDMENT NO. ______________)*

                         Duramed Pharmaceuticals, Inc.

                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   266354 10 9
                                 (CUSIP Number)

                                Jeffrey D Linton
                       Vice President, Law, Government and
                                 Public Affairs
                          Solvay Pharmaceuticals, Inc.
                                 901 Sawyer Road
                             Marietta, Georgia 30062
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 2 of 20 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                           Solvay Pharmaceuticals, Inc
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       OO
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Georgia
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               1,666,666
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                1,666,666
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,666,666
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 3 of 20 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                              Solvay America, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               1,666,666
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                1,666,666
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,666,666
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 4 of 20 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                                   Solvay S.A.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

                                       AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Belgium
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               1,666,666
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                1,666,666
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,666,666
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     HC, OO
-------------------------------------------------------------------------------

CUSIP Number:  266354 10 9                                          Page 5 of 20



ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the shares of Common Stock, par value $.01 per share (the "Shares"), of Duramed Pharmaceuticals, Inc., a Delaware corporation ("Duramed"). The principal executive office of Duramed is located at 7155 East Kemper Road, Cincinnati, Ohio 45249.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Solvay Pharmaceuticals, Inc., a Georgia corporation ("Solvay Pharmaceuticals"), Solvay America, Inc., a Delaware corporation ("Solvay America"), and Solvay S.A., a Belgian societe anonyme ("Solvay S.A.", and together with Solvay Pharmaceuticals and Solvay America, the "Reporting Persons").

         The principal business address of Solvay Pharmaceuticals is 901 Sawyer Road, Marietta, Georgia 30062. The principal business address of Solvay America is 3333 Richmond Avenue, Houston, Texas 77098-3009. The principal business address of Solvay S.A. is Rue du Prince Albert 33, 1050 Brussels, Belgium.

         Solvay Pharmaceuticals is a Georgia corporation and a wholly owned subsidiary of Solvay America, a Delaware corporation and wholly owned subsidiary of Solvay S.A., a Belgian societe anonyme. The principal business of Solvay Pharmaceuticals is the manufacture and sale of pharmaceuticals. The principal business of each of Solvay S.A. and Solvay America is the manufacture and sale of chemicals and pharmaceuticals.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each of each director and executive officer of (i) Solvay Pharmaceuticals is set forth in Schedule I hereto and incorporated herein by reference and (ii) Solvay S.A. is set forth in Schedule II hereto and incorporated herein by reference.

CUSIP Number:  266354 10 9                                          Page 6 of 20



         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I and II which are incorporated herein by reference.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a letter agreement (the "Option Agreement" and set forth as Exhibit A hereto), dated October 6, 1999, Duramed granted Solvay Pharmaceuticals an option (the "Option") to purchase up to 3,000,000 Shares of Duramed at a price of $9.00 per Share. Prior to the expiration of the Option on October 15, 1999 (the "Expiration Date"), Solvay Pharmaceuticals notified Duramed that, following the negotiation of mutually acceptable terms, it intended to exercise the Option and initially acquire 1,666,666 Shares of Duramed at an aggregate exercise price of $14,999,994--the maximum number of Shares that could be acquired without first filing a Premerger Notification and Report Form with both the Federal Trade Commission and the Department of Justice. At closing, Solvay Pharmaceuticals intends to use readily available funds from its working capital to make this acquisition.

         Except as set forth in Schedule III, none of the persons listed on
Schedule I or II hereto has contributed any funds or other consideration towards the purchase of the Shares of Duramed reported in this statement.

CUSIP Number:  266354 10 9                                          Page 7 of 20



ITEM 4.  PURPOSE OF TRANSACTION

         The Shares of Duramed described by this statement were acquired for investment purposes. The Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D other than the following:

         Pursuant to the Option Agreement, Duramed granted to Solvay Pharmaceuticals an option to purchase up to 3,000,000 Shares of Duramed. Pursuant to the Option Agreement, if Solvay Pharmaceuticals wishes to exercise the Option, it must elect to purchase at least 1,666,666 Shares--the maximum number of Shares of Duramed permitted by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, without first filing a Premerger Notification and Report Form with the Federal Trade Commission and Department of Justice.

         Any purchase under the Option is conditioned upon the approval of the boards of each of Solvay Pharmaceuticals and Duramed and compliance with any applicable regulatory requirements. Solvay Pharmaceuticals must exercise the Option by the close of business on the Expiration Date and purchase the first 1,666,666 Shares of Duramed no later than October 22, 1999.

         Pursuant to the terms of the Option Agreement, Duramed must use its best efforts to effect a registration statement as soon as possible for any Shares issued to Solvay pursuant to its exercise of the Option.

         Moreover, pursuant to the terms of the Option Agreement, until October 1, 2001:

     o from the time that Duramed notifies Solvay Pharmaceuticals that it is in the process of selling equity or equity linked securities until ninety days after completion of the sale of such securities, Solvay Pharmaceuticals cannot offer, sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any Shares of Duramed;

CUSIP Number:  266354 10 9                                          Page 8 of 20



     o unless Duramed receives a credible offer from a third party for the acquisition of a majority of the Shares of Duramed, neither Solvay Pharmaceuticals nor any of its affiliates can in any manner, directly or indirectly, effect or seek, offer, propose or in any way participate in, any acquisition of any securities or assets of Duramed or any of its subsidiaries, unless such actions shall have been specifically invited by the board of directors of Duramed; and

     o if Duramed conducts any material sale of equity or equity linked securities to parties, other than Duramed employees and directors under Duramed's stock option programs and other similar arrangements in the ordinary course of business, Solvay Pharmaceuticals has the right to purchase such securities at identical terms at the time of such sale, such that Solvay Pharmaceuticals's percentage ownership of Duramed, calculated on a fully-diluted basis, prior to such sale is equal to its percentage ownership, calculated on a fully-diluted basis, after such sale.

         Prior to the Expiration Date, Solvay Pharmaceuticals notified Duramed that it wished to exercise the Option. Solvay Pharmaceuticals will initially acquire 1,666,666 Shares, at an aggregate exercise price of $14,999,994, subject to certain additional conditions. Although the parties have not concluded their negotiations, all necessary corporate approvals have been received for this initial purchase and Solvay Pharmaceuticals believes that the parties have agreed substantially to the terms set forth in the Option Agreement attached hereto as Exhibit A and incorporated herein by reference, including the negotiation and execution of definitive documentation, the satisfactory completion of additional legal and financial due diligence and the settlement and dismissal by Duramed of certain pending litigation.

         The purchase of the remaining 1,333,334 Shares is subject to further negotiation and additional corporate and regulatory approvals. If all conditions are satisfied and the purchase is consummated, Solvay Pharmaceuticals will obtain representation on the Duramed Board of Directors.

CUSIP Number:  266354 10 9                                          Page 9 of 20



         The foregoing discussion is qualified in its entirety by reference to
Schedule III, the Option Agreement and the Term Sheet, each of which is incorporated by reference in their entirety into this Item 4.

         Each Reporting Person expects to evaluate on an ongoing basis Duramed's financial condition, business operations and prospects, market price of the Shares of Duramed, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares of Duramed or securities convertible or exchangeable for Shares of Duramed; may dispose of Shares of Duramed; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedule I, Schedule II and Schedule III hereto may make the same evaluation and reserves the same rights.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The percentage interest held by each Reporting Person presented below and by each person set forth in Schedule III is based on the number of Shares that Duramed reported to be issued and outstanding on September 3, 1999 in its second amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed September 13, 1999, as adjusted to give effect to the issuance of the Shares to the Reporting Persons by Duramed (the "Outstanding Shares").

CUSIP Number:  266354 10 9                                         Page 10 of 20


         Solvay Pharmaceuticals beneficially owns 1,666,666 Shares of Duramed, representing approximately 7.1% of the Outstanding Shares.

         Solvay America and Solvay S.A. may be each deemed to beneficially own 1,666,666 Shares of Duramed, representing approximately 7.1% of the Outstanding Shares.

         Except as set forth in Schedule III, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I and II hereto beneficially owns any Shares of Duramed other than as set forth herein.

         (b) Except as set forth in Schedule III, each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 4 above.

         (c) None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I or II hereto, has been party to any transaction in Shares of Duramed during the past sixty days.

         (d) Except as set forth in Schedule III, no other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares of Duramed.

         (e) Not Applicable.

         The foregoing discussion is qualified in its entirety by reference to
Schedule III, the Option Agreement and the Term Sheet, each of which is incorporated herein by reference.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries) and other persons with respect to the Shares of Duramed.

CUSIP Number:  266354 10 9                                         Page 11 of 20



         Pursuant to the Option Agreement, Duramed granted to Solvay Pharmaceuticals an option to purchase up to 3,000,000 Shares of Duramed. Pursuant to the Option Agreement, if Solvay Pharmaceuticals wishes to exercise the Option, it must elect to purchase at least 1,666,666 Shares--the maximum number of Shares of Duramed permitted by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, without first filing a Premerger Notification and Report Form with the Federal Trade Commission and Department of Justice.

         Any purchase under the Option is conditioned upon the approval of the boards of each of Solvay Pharmaceuticals and Duramed and compliance with any applicable regulatory requirements. Solvay Pharmaceuticals must exercise the Option by the close of business on the Expiration Date and purchase the first 1,666,666 Shares of Duramed no later than October 22, 1999.

         Pursuant to the terms of the Option Agreement, Duramed must use its best efforts to effect a registration statement as soon as possible for any Shares issued to Solvay pursuant to its exercise of the Option.

         Moreover, pursuant to the terms of the Option Agreement, until October 1, 2001:

     o from the time that Duramed notifies Solvay Pharmaceuticals that it is in the process of selling equity or equity linked securities until ninety days after completion of the sale of such securities, Solvay Pharmaceuticals cannot offer, sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any Shares of Duramed;

     o unless Duramed receives a credible offer from a third party for the acquisition of a majority of the Shares of Duramed, neither Solvay Pharmaceuticals nor any of its affiliates can in any manner, directly or indirectly, effect or seek, offer, propose or in any way participate in, any acquisition of any securities or assets of Duramed or any of its subsidiaries, unless such actions shall have been specifically invited by the board of directors of Duramed; and

CUSIP Number:  266354 10 9                                         Page 12 of 20



     o if Duramed conducts any material sale of equity or equity linked securities to parties, other than Duramed employees and directors under Duramed's stock option programs and other similar arrangements in the ordinary course of business, Solvay Pharmaceuticals has the right to purchase such securities at identical terms at the time of such sale, such that Solvay Pharmaceuticals's percentage ownership of Duramed, calculated on a fully-diluted basis, prior to such sale is equal to its percentage ownership, calculated on a fully-diluted basis, after such sale.

         Prior to the Expiration Date, Solvay Pharmaceuticals notified Duramed that it wished to exercise the Option. Solvay Pharmaceuticals will initially acquire 1,666,666 Shares, at an aggregate exercise price of $14,999,994, subject to certain additional conditions. Although the parties have not concluded their negotiations, all necessary corporate approvals have been received for this initial purchase and Solvay Pharmaceuticals believes that the parties have agreed substantially to the terms set forth in the Option Agreement attached hereto as Exhibit A and incorporated herein by reference, including the negotiation and execution of definitive documentation, the satisfactory completion of additional legal and financial due diligence and the settlement and dismissal by Duramed of certain pending litigation.

         The purchase of the remaining 1,333,334 Shares is subject to further negotiation and additional corporate and regulatory approvals. If all conditions are satisfied and the purchase is consummated, Solvay Pharmaceuticals will obtain representation on the Duramed Board of Directors.

         Duramed and Solvay Pharmaceuticals have also agreed to jointly promote in the United States three of their hormone products.

         The foregoing discussion is qualified in its entirety by reference to the Option Agreement and the Term Sheet, each of which is incorporated herein by reference.

CUSIP Number:  266354 10 9                                         Page 13 of 20



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.   Exhibit Description
-----------   -------------------

     A Option Agreement, dated October 6, 1999, between Duramed and Solvay Pharmaceuticals

     B        Joint Filing Agreement

CUSIP Number:  266354 10 9                                         Page 14 of 20





                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1999

                                       SOLVAY PHARMACEUTICALS, INC.


                                       By:   /s/ Jeffrey D. Linton
                                          --------------------------------------
                                          Name:  Jeffrey D. Linton
                                          Title: Vice President, Law,
                                                 Government and Public
                                                 Affairs


                                       SOLVAY AMERICA, INC.


                                       By:   /s/ E.J. Buckingham, III
                                          --------------------------------------
                                          Name:  E.J. Buckingham, III
                                          Title: Vice President, General
                                                 Counsel and Secretary


                                       SOLVAY S.A.


                                       By:   /s/ Rene H. Degreve
                                          --------------------------------------
                                          Name:  Rene H. Degreve
                                          Title: General Manager, Finance
                                                 and Corporate Planning

CUSIP Number:  266354 10 9                                         Page 15 of 20



                                   SCHEDULE I

         The following schedule sets forth the name, business address, principal occupation or employment and citizenship of all directors and executive officers of Solvay Pharmaceuticals. Unless otherwise specified, each person listed below is a citizen of the United States of America and has his or her principal business address at 901 Sawyer Road, Marietta, Georgia 30062:

Name and                      Present Principal Occupation
Business Address              or Employment and Citizenship
----------------              -----------------------------

Alois Michielsen              Director and Chairman of the Board.
rue du Prince Albert, 33      Citizen of Belgium.
B-1050, Brussels, Belgium

Jurgen Ernst                  Director.  Citizen of Germany.
rue du Prince Albert, 33
B-1050, Brussels, Belgium

David A. Dodd                 Director, President and Chief
                              Executive Officer.

M. Whitson Sadler             Director.
   3333 Richmond Avenue
   Houston, Texas  77098

E.J. Buckingham, III          Director.
   3333 Richmond Avenue
   Houston, Texas  77098

Philip M. Uhrhan              Director.
   3333 Richmond Avenue
   Houston, Texas  77098

Harold H. Shlevin             Senior Vice President, Business
                              Development & Scientific Affairs.

Jeffrey D. Linton             Vice President, Law, Government and
                              Public Affairs.

Robert A. Solheim             Vice President, Finance and
                              Administration.

CUSIP Number:  266354 10 9                                         Page 16 of 20



Name and                      Present Principal Occupation
Business Address              or Employment and Citizenship
----------------              -----------------------------

Michael I. Levitt             Vice President, Manufacturing
                              Operations.

Gail N. Auerbach              Vice President, Human Resources.

Christopher D. Offen          Senior Vice President, Commercial
                              Operations.

J. Gregory Perkins            Senior Vice President, Regulatory
                              and Quality Systems.

CUSIP Number:  266354 10 9                                         Page 17 of 20



                                   SCHEDULE II

         The following schedule sets forth the name, business address, principal occupation or employment and citizenship of all directors and executive officers of Solvay S.A. Unless otherwise specified, each person listed below is a citizen of Belgium and has his or her principal business address at rue du Prince Albert, 33, B-1050, Brussels, Belgium:

                               Present Principal Occupation
Name and Business Address      Or Employment and Citizenship
-------------------------      -----------------------------

Baron Daniel Janssen           Chairman of the Board.

Alois Michielsen               Director and Chairman of the
                               Executive Committee.

Rene H. Degreve                Director and Member of the
                               Executive Committee.

Jurgen Ernst                   Director and Member of the
                               Executive Committee.  General
                               Manager of Pharmaceutical
                               Sector.  Citizen of Germany.

Jean-Jacques Van de Berg       Director.

Pierre Casimir-Lambert         Director.
   101 Route de la Capite
   1223 Cologny (Geneva),
   Switzerland

Baron Hubert de Wangen         Director. Citizen of France.
   Kowales SL
   Av. Diagonal 439
   08036 Barcelona, Spain

CUSIP Number:  266354 10 9                                         Page 18 of 20



                               Present Principal Occupation
Name and Business Address      Or Employment and Citizenship
-------------------------      -----------------------------

Viscount Etienne Davignon      Director.
   Societe Generale De
   Belgique
   30 Rue Royale
   1000 Brussels, Belgium

Hilmar Kopper                  Director.  Citizen of Germany.
   Deutsche Bank AG
   Taunusanlage 12
   60325 Frankfurt, Germany

Baron Jose del Marmol          Director.
   36 rue des Fonds
   6280 Gougnies, Belgium

Jean-Marie Solvay              Director.
   Winco Inc.
   32299 S. Goodtime Road
   Molalla, Oregon 97038

Guy de Selliers de Moranville  Director.
   Robert Fleming & Co. Ltd.
   25 Copthall Avenue
   London EC2R 7DR (GB),
   United Kingdom

Edouard de Royere              Director.  Citizen of France.
   4 Rue de Chanaleilles
   Paris 7507, France

Kenneth J. Minton              Director.  Citizen of Britain.
   7 Midway
   St. Albans
   Hertfordshire AL3 4BD
   United Kingdom

CUSIP Number:  266354 10 9                                         Page 19 of 20



                               Present Principal Occupation
Name and Business Address      Or Employment and Citizenship
-------------------------      -----------------------------

Denis Solvay                   Director.
   Abelag Aviation
   Rue De Livourne, 66
   B 1000 Brussels, Belgium

Nicolas Boel                   Director.
   Hoogovens Aluminum
   Corporation USA
   101 Venture Way
   Secaucus, New Jersey 07096

Jean Christiaens               General Manager of the
                               Chemicals Sector and Member of
                               the Executive Committee.

Henri Lefebvre                 Member of the Executive
                               Committee and General Manager
                               of the Plastics Sector.

Jacques Levy Morelle           Corporate Secretary.

Bernard de Laguiche            Director of Corporate Planning
                               and Member of the Executive
                               Committee. Citizen of France.

Christian Jourquin             Member of the Executive
                               Committee and General Manager
                               of the Processing Sector.

Luigi Belli                    Member of the Executive
                               Committee and General Manager
                               of Technology and Research.
                               Citizen of Italy.

CUSIP Number:  266354 10 9                                         Page 20 of 20



                                  Schedule III

Approximately four years ago, David A. Dodd, the President and Chief Executive Officer and director of Solvay Pharmaceuticals, purchased 1,000 Shares of Duramed, representing less than 0.005% of the Outstanding Shares, at approximately $10 per Share. Mr. Dodd made this purchase for his personal account with his personal funds for investment purposes only. Mr. Dodd retains the sole power to vote or direct the vote of, dispose or direct the disposition of, and receive or direct the receipt of dividends of or proceeds from the sale of these Shares.

                                INDEX TO EXHIBITS

Exhibit No.        Exhibit
-----------        -------

99.1 Letter Agreement, dated October 6, 1999, among Duramed and Solvay Pharmaceuticals

99.2 Joint Filing Statement, dated as of October 15, 1999, between Solvay Pharmaceuticals, Inc., Solvay America, Inc. and Solvay S.A.